Exhibit 1

          FOR IMMEDIATE RELEASE

          Contact:
          Ellen B. Richstone            James R. Buckley
          Chief Financial Officer       Account Specialist
          Augat Inc.                    Sharon Merrill Associates, Inc.
          508/543-4300                  617/262-1800

                AUGAT INC. ANNOUNCES ACQUISITION OF PHOTON SYSTEMS

                    Leading fiber optic transmission systems company will strengthen Augat's communications business

               MANSFIELD, Mass., May 17, 1995 - Augat Inc. (NYSE: AUG) today announced that it has acquired Photon Systems Corp., a leading provider of fiber optic communications systems.
          Financial terms of the agreement were not disclosed.
               Photon Systems Corp. designs and manufactures systems that enable telecommunications and cable television companies to distribute signals over fiber optic networks. The company's products allow system operators to maintain the quality of their signals over longer distances than those permitted by traditional transmission equipment.
               William R. Fenoglio, Augat's President and Chief Executive Officer said, "The acquisition of Photon Systems Corp. supports our strategy to expand our position in the worldwide telecommunications and cable television markets. The addition of Photon's powerful technology will complement our existing communications products and allow us to offer a more complete system solution to today's multiple system operators (MSOs) and regional bell operating companies (RBOCs).
               "Strategically, Photon is a good match for Augat. Photon provides us with strength in two important areas in telecommunications and cable television systems -- laser transmitters and optical nodes," said Fenoglio.
               "Photon is on the cutting edge of fiber optic technology," continued Fenoglio. "Photon is recognized as a leader in 1550-nanometer wavelength signal transmission -- the most advanced communication system in the industry, capable of carrying video, voice and digital signals over long distances.



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               "Through its high quality equipment and strong application engineering, Photon has shown an ability to tailor its products to match the evolving needs of its customers," Fenoglio concluded. "Although Photon Systems Corp. is a small company, located in British Columbia, Canada, its products are on the critical path of high-performance, hybrid fiber-coaxial cable systems. We are excited about the prospects for this acquisition and anticipate the growing demand for Photon's products to continue to be very robust over the next several years."
               One of the largest manufacturers of connector products in the world, Augat Inc. is pursuing a strategy for growth in communications, automotive, computer and industrial markets through customer partnerships, new-product introductions, strategic acquisitions and ongoing productivity measures.


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